                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549


                              Amendment No. 3 to
                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934

                          ION LASER TECHNOLOGY, INC.
                               (Name of Issuer)



                   COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)


                                 461909 20 2
                                (CUSIP Number)


                             CRAIGH LEONARD, ESQ.
                            RICHARDS & O'NEIL, LLP
                               885 THIRD AVENUE
                              NEW YORK, NEW YORK
                                    10022
                                (212) 207-1200
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               August 18, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box.    / /



Check the following box if a fee is being paid with this statement.  / /

                                 SCHEDULE 13D



CUSIP      NO. 461909 20 2

(1)     Name of reporting persons...............     LCO INVESTMENTS LIMITED

        S.S. or I.R.S. identification Nos. of
        above persons...........................

(2)     Check the appropriate box if a member        (a) /X/
        of a group (see instructions)...........     (b) / /

(3)     SEC use only ...........................

(4)     Source of funds (see instructions)......     WC

(5)     Check if disclosure of legal
        proceedings is required pursuant to
        items 2(d) or 2(e)......................     / /

(6)     Citizenship or place of
        organization............................     GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)     Sole voting power.......................     1,820,092 (which includes
                                                     1,173,334 shares subject
                                                     to purchase within 60 days
                                                     upon the exercise of
                                                     certain options)

(8)     Shared voting power ....................     232,100 (which includes
                                                     100,000 shares subject to
                                                     purchase within 60 days
                                                     upon the exercise by
                                                     Lynn B. Barney of certain
                                                     options)

(9)     Sole dispositive power .................     1,820,092 (which includes
                                                     1,173,334 shares subject
                                                     to purchase within 60 days
                                                     upon the exercise of
                                                     certain options)

(10)    Shared dispositive power................     None

(11)    Aggregate amount beneficially owned
        by each reporting person................     2,052,192

(12)    Check if the aggregate amount in Row
        (11) excludes certain shares (see
        instructions)...........................     / /

(13)    Percent of class represented by amount
        in Row (11).............................     29.7%

(14)    Type of reporting person (see
        instructions)...........................     CO

                             SCHEDULE 13D


CUSIP      NO. 461909 20 2

(1)     Name of reporting persons...............     THE ERSE TRUST

        S.S. or I.R.S. identification Nos. of
        above persons...........................

(2)     Check the appropriate box if a member        (a) /X/
        of a group (see instructions)...........     (b) / /

(3)     SEC use only ...........................

(4)     Source of funds (see instructions)......     Not Applicable

(5)     Check if disclosure of legal
        proceedings is required pursuant to
        items 2(d) or 2(e)......................     / /

(6)     Citizenship or place of
        organization............................     GUERNSEY, CHANNEL ISLANDS

Number of shares beneficially owned by each reporting person with:

(7)     Sole voting power.......................     1,820,092 (which includes 1,173,334
                                                     shares subject to purchase within 60
                                                     days upon the exercise of certain
                                                     options)

(8)     Shared voting power.....................     232,100 (which includes 100,000
                                                     shares subject to purchase within 60
                                                     days upon the exercise by Lynn B.
                                                     Barney of certain options)

(9)     Sole dispositive power..................     1,820,092 (which includes 1,173,334
                                                     shares subject to purchase within 60
                                                     days upon the exercise of certain
                                                     options)

(10)   Shared dispositive power.................     None

(11)   Aggregate amount beneficially owned
       by each reporting person.................     2,052,192

(12)   Check if the aggregate amount in Row
       (11) excludes certain shares (see
       instructions)............................     / /

(13)   Percent of class represented by amount
       in Row (11)..............................     29.7%

(14)   Type of reporting person (see
       instructions)............................     00 (Trust)

The inclusion of The ERSE Trust in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                             SCHEDULE 13D



CUSIP      NO. 461909 20 2

(1)     Name of reporting persons...............     CAP ADVISERS LIMITED

        S.S. or I.R.S. identification Nos. of
        above persons...........................

(2)     Check the appropriate box if a member        (a) /X/
        of a group (see instructions)...........     (b) / /

(3)     SEC use only............................

(4)     Source of funds (see instructions)......     Not Applicable

(5)     Check if disclosure of legal
        proceedings is required pursuant to
        items 2(d) or 2(e)......................     / /

(6)    Citizenship or place of
       organization.............................     UNITED KINGDOM

Number of shares beneficially owned by each reporting person with:

(7)     Sole voting power.......................     1,820,092 (which includes 1,173,334
                                                     shares subject to purchase within 60
                                                     days upon the exercise of certain
                                                     options)

(8)     Shared voting power.....................     232,100 (which includes 100,000
                                                     shares subject to purchase within 60
                                                     days upon the exercise by Lynn B.
                                                     Barney of certain options)

(9)     Sole dispositive power..................     1,820,092 (which includes 1,173,334
                                                     shares subject to purchase within 60
                                                     days upon the exercise of certain
                                                     options)

(10)    Shared dispositive power................     None

(11)    Aggregate amount beneficially owned
        by each reporting person................     2,052,192

(12)    Check if the aggregate amount in Row
        (11) excludes certain shares (see
        instructions)...........................     / /

(13)    Percent of class represented by amount
        in Row (11).............................     29.7%

(14)    Type of reporting person (see
        instructions)...........................     CO


The inclusion of CAP Advisers Limited in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

CUSIP      NO.461909 20 2

(1)     Names of reporting persons..............     RICHARD S. BRADDOCK

        S.S. or I.R.S. identification
        Nos. of above persons

(2)     Check the appropriate box
        if a member of a group                       (a) /X/
        (see instructions)......................     (b) / /

(3)     SEC use only............................

(4)     Source of funds (see
        instructions)...........................     PF

(5)     Check if disclosure of legal procedures
        is required pursuant to items 2(d) or
        2(e)....................................     / /

(6)     Citizenship or place of
        organization............................     UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)     Sole voting power ......................     478,047 (which includes 308,333
                                                     shares subject to purchase within 60
                                                     days upon the exercise of certain
                                                     options)

(8)     Shared voting power.....................     None

(9)     Sole dispositive power..................     478,047 (which includes 308,333
                                                     shares subject to purchase within 60
                                                     days upon the exercise of certain
                                                     options)

(10)    Shared dispositive power................     None

(11)    Aggregate amount beneficially owned
        by each reporting person................     478,047

(12)    Check if the aggregate amount in Row
        (11) excludes certain shares (see
        instructions)...........................     / /

(13)    Percent of class represented by amount
        in Row (11).............................     8.0%

(14)    Type of reporting person
        (see instructions)......................     IN

CUSIP      NO.461909 20 2


(1)     Names of reporting persons..............     LYNN B. BARNEY

        S.S. or I.R.S. identification
        Nos. of above persons...................

(2)     Check the appropriate box
        if a member of a group                       (a) /X/
        (see instructions)......................     (b) / /

(3)     SEC use only............................

(4)     Source of funds (see
        instructions)...........................     PF

(5)     Check if disclosure of legal procedures
        is required pursuant to items 2(d) or
        2(e)....................................     / /

(6)     Citizenship or place of
        organization............................     UNITED STATES

Number of shares beneficially owned by each reporting person with:

(7)     Sole voting power.......................     None

(8)     Shared voting power.....................     232,100 (which includes 100,000
                                                     shares subject to purchase within 60
                                                     days upon the exercise by Lynn B.
                                                     Barney of certain options)

(9)     Sole dispositive power..................     232,100 (which includes 100,000
                                                     shares subject to purchase within 60
                                                     days upon the exercise by Lynn B.
                                                     Barney of certain options)

(10)    Shared dispositive power................     None

(11)    Aggregate amount beneficially owned
        by each reporting person................     232,100

(12)    Check if the aggregate amount in Row
        (11) excludes certain shares (see
        instructions)...........................     /X/

(13)    Percent of class represented by amount
        in Row (11).............................     4.0%

(14)    Type of reporting person
        (see instructions)......................     IN

CUSIP      NO.461909 20 2

(1)     Names of reporting persons..............     ANTHONY M. PILARO

        S.S. or I.R.S. identification
        Nos. of above persons...................

(2)     Check the appropriate box
        if a member of a group                       (a) /X/
        (see instructions)......................     (b) / /

(3)     SEC use only............................

(4)     Source of funds (see
        instructions)...........................     Not Applicable

(5)     Check if disclosure of legal procedures
        is required pursuant to items 2(d) or
        2(e)....................................     / /

(6)     Citizenship or place of
        organization............................     IRELAND

Number of shares beneficially owned by each reporting person with:

(7)     Sole voting power.......................     1,820,092 (which includes 1,173,334
                                                     shares subject to purchase within 60
                                                     days upon the exercise of certain
                                                     options)

(8)     Shared voting power.....................     232,100 (which includes 100,000
                                                     shares subject to purchase within 60
                                                     days upon the exercise by Lynn B.
                                                     Barney of certain options)

(9)     Sole dispositive power..................     1,820,092 (which includes 1,173,334
                                                     shares subject to purchase within 60
                                                     days upon the exercise of certain
                                                     options)

(10)    Shared dispositive power................     None

(11)    Aggregate amount beneficially owned
        by each reporting person................     2,052,192

(12)    Check if the aggregate amount in Row
        (11) excludes certain shares (see
        instructions)...........................     / /


(13)    Percent of class represented by amount
        in Row (11).............................     29.7%

(14)    Type of reporting person
        (see instructions)......................     IN


The inclusion of Anthony M. Pilaro in this Statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

                       ION LASER TECHNOLOGY, INC. SCHEDULE 13D
                                   AMENDMENT NO. 3


NOTE: This Amendment No. 3 amends and restates a Statement on Schedule 13D filed on April 11, 1996, as amended by an Amendment No. 1 filed on December 6, 1996 and by an Amendment No. 2 filed on May 23, 1997 (the "Initial
Schedule 13D") on behalf of LCO Investments Limited ("LCO Investments"), Richard S. Braddock, Lynn B. Barney and Andrew Hofmeister.

    This Amendment No. 3 is being filed to reflect the addition of Anthony M. Pilaro as a reporting person within the group and the deletion of Andrew Hofmeister as a reporting person within this group. Items 2, 3, 4, 5 and 6 have been amended accordingly. A cover page for Mr. Pilaro has been added. The cover page for Mr. Hofmeister has been deleted.

    In addition, cover pages have been added for The ERSE Trust and CAP Advisers Limited. Previously disclosed information in Items 2 and 5 regarding The ERSE Trust and CAP Advisers Limited have not changed from the Initial Schedule 13D except, in Item 5, to reflect certain changes in the beneficial ownership of Lynn B. Barney as described below.

    The inclusion of The ERSE Trust, CAP Advisers Limited and Anthony M. Pilaro shall not be construed as an admission that such parties are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Statement.

    This Amendment No. 3 is also being filed to reflect the exercise by Lynn
B. Barney of certain options to purchase shares of Common Stock and the disposition by Mr. Barney of certain shares of Common Stock in connection therewith.

    Finally, the cover page for Richard S. Braddock and Item 5 have been amended to correct the number of shares beneficially owned by him so as to include 15,000 shares of Common Stock subject to purchase upon the exercise of certain options. Those options were previously disclosed but were inadvertently omitted from the cover page and Item 5 in Amendment No. 2.

Item 1.  Security and Issuer.

    This Statement relates to the Common Stock, par value $.001 per share ("Common Stock"), of Ion Laser Technology, Inc. (the "Company") which, to the best knowledge of the persons filing this Statement, is a corporation organized under the laws of Utah with principal executive offices at 3828 South Main Street, Salt Lake City, Utah 84121.

Item 2.  Identity and Background.

    This Statement is filed by a group comprised of LCO Investments Limited, The ERSE Trust, CAP Advisers Limited, Richard S. Braddock, Lynn B. Barney and Anthony M. Pilaro (each, a "Reporting Person").

    LCO Investments Limited (a) A person included within the group filing this Statement is LCO Investments Limited ("LCO Investments"). LCO Investments is wholly-owned and controlled by The ERSE Trust. The sole trustee of The ERSE Trust is CAP Advisers Limited (Dublin Branch). Information regarding The ERSE Trust and CAP Advisers Limited is set forth below in this Item 2.

    (b) The business address of LCO Investments is Canada Court, Upland Road, St. Peter Port, Guernsey, Channel Islands. The name and business address of each executive officer and director of LCO Investments is set forth on Exhibit A and is incorporated by reference herein.

    (c) The principal business of LCO Investments is to serve as an investment holding company. The present principal occupation of each executive officer and director of LCO Investments is set forth on Exhibit A and is incorporated by reference herein.

    (d) Neither LCO Investments nor any of its executive officers or directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

    (e) Neither LCO Investments nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) LCO Investments is a corporation organized under the laws of Guernsey, Channel Islands. The citizenship of each executive officer and director of LCO Investments is set forth on Exhibit A and is incorporated by reference herein.

    CAP Advisers Limited (a) A person included within this group is CAP Advisers Limited ("CAP Advisers") (Dublin Branch). CAP Advisers is the sole trustee of The ERSE Trust, of which LCO Investments is a wholly-owned subsidiary.

    (b) The business address of CAP Advisers (Dublin Branch) is 36 FitzWilliam Place, Dublin 2, Ireland. The name and business address of each executive officer and director of CAP Advisers is set forth on Exhibit B and is incorporated by reference herein.

    (c) The principal business of CAP Advisers is to provide investment advice. In addition, CAP Advisers (Dublin Branch) is the sole trustee of The ERSE Trust. The present principal occupation of each executive officer and director of CAP Advisers is set forth on Exhibit B and is incorporated by reference herein.

    (d) Neither CAP Advisers nor any of its executive officers or directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

    (e) Neither CAP Advisers nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) CAP Advisers is a corporation organized under the laws of the United Kingdom. The citizenship of each executive officer and director of CAP Advisers is set forth on Exhibit A and is incorporated by reference herein.

    The ERSE Trust (a) A person included within this group is The ERSE Trust ("ERSE Trust"). ERSE Trust is the 100% owner and controlling person of LCO Investments. The sole trustee of ERSE Trust is CAP Advisers (Dublin Branch).

    (b) The business address of ERSE Trust is c/o CAP Advisers (Dublin Branch), 36 FitzWilliam Place, Dublin 2, Ireland. The name and business address of the sole trustee of ERSE Trust is set forth on Exhibit C and is incorporated by reference herein.

    (c) The principal business of ERSE Trust is to serve as a private trust to hold and invest funds for the benefit of certain related individuals and charities. The present principal occupation of the sole trustee of ERSE Trust is set forth on Exhibit C and is incorporated by reference herein.

    (d) Neither ERSE Trust nor its trustee has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

    (e) Neither ERSE Trust nor its trustee has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) ERSE Trust is a trust organized under the laws of Guernsey, Channel Islands. The jurisdiction of organization of the sole trustee of ERSE Trust is set forth on Exhibit C and is incorporated by reference herein.

    Richard S. Braddock (a) A person included within the group filing this Statement is Richard S. Braddock ("Mr. Braddock").

    (b)  Mr. Braddock's residence is 10 Gracie Square, New York, New York
10028.

    (c) Mr. Braddock's principal occupation is as a private investor. He is also a Director of the Company.

    (d) During the last five years, Mr. Braddock has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

    (e) During the last five years, Mr. Braddock has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Mr. Braddock is a United States citizen.

    Lynn B. Barney (a) A person included within the group filing this Statement is Mr. Lynn B. Barney ("Mr. Barney").

    (b) The business address of Mr. Barney is 3828 South Main Street, Salt Lake City, Utah 84121.

    (c) Mr. Barney's principal occupation is to serve as Vice Chairman of the Board of Directors of the Company. Accordingly, he is also a Director of the Company.

    (d) During the last five years, Mr. Barney has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

    (e) During the last five years, Mr. Barney has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Mr. Barney is a United States citizen.

    Anthony M. Pilaro (a) A person included within the group filing this Statement is Mr. Anthony M. Pilaro ("Mr. Pilaro").

    (b) The business address of Mr. Pilaro is c/o CAP Advisers Limited, 36 FitzWilliam Place, Dublin 2 Ireland.

    (c) Mr. Pilaro's principal occupation is as a private investor and as Chairman of CAP Advisers. He is also a Director of the Company.

    (d) During the last five years, Mr. Pilaro has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

    (e) During the last five years, Mr. Pilaro has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  Mr. Pilaro is a citizen of Ireland.

Item 3.  Source and Amount of Funds or Other Consideration.

    On April 1, 1996, LCO Investments and Mr. Braddock acquired from the Company shares of the Company's Common Stock at a purchase price of $15.00 per share, pursuant to a Securities Purchase Agreement dated as of such date (the "Purchase Agreement"). LCO Investments acquired 224,000 shares of Common Stock for an aggregate purchase price of $3,360,000. Mr. Braddock acquired 56,000 shares of Common Stock for an aggregate purchase price of $840,000. The source of funds for such purchase by LCO Investments was its own capital funds. The source of funds for such purchase by Mr. Braddock was his own personal funds.

    Mr. Barney has included in this Statement 232,100 shares of the Company's Common Stock. Of those shares, 118,100 are held of record of Mr. Barney, 14,000 are held of record by a retirement plan of which Mr. Barney is a beneficiary, and 100,000 are subject to purchase within 60 days upon the exercise of certain stock options granted to Mr. Barney.

As described in Items 5 and 6 below, Mr. Barney granted LCO Investments certain voting rights with respect to the shares of Common Stock beneficially owned by him in connection with the closing of the transactions under the Purchase Agreement.

    On May 12, 1997, LCO Investments and Mr. Braddock acquired from the Company shares of the Company's Common Stock at a purchase price of $7.00 per share, pursuant to a Securities Purchase Agreement dated as of May 8, 1997 (the "May 1997 Purchase Agreement"). LCO Investments acquired 342,858 shares of Common Stock for an aggregate purchase price of $2,400,000. Mr. Braddock acquired 85,714 shares of Common Stock for an aggregate purchase price of $600,000. The source of funds for such purchase by LCO Investments was its own capital funds. The sources of funds for such purchase by Mr. Braddock were $300,000 of his own personal funds and a $300,000 loan from Excimer Vision Leasing, L.P. See Item 6 below.

    LCO Investments has made the following additional acquisitions of Common Stock through open market purchases, with the source of funds for such purchases being the capital funds of LCO Investments:


                             No. of Shares          Aggregate
           Date              of Common Stock        Purchase Price
           ----              ---------------        --------------

           March 5, 1996      10,000                 $128,360
           March 6, 1996      40,000                  689,640
           March 14, 1997     15,500                  113,150
           March 20, 1997       500                     3,655


On October 31, 1996, LCO Investments acquired 13,900 shares of Common Stock from Osterfak Ltd. for an aggregate purchase price of $149,425. The source of funds for such purchase was the capital funds of LCO Investments.

    Mr. Braddock has made the following additional acquisition of Common Stock through open market purchases, with the source of funds for such purchases being his personal funds:


                             No. of Shares          Aggregate
           Date              of Common Stock        Purchase Price
           ----              ---------------        --------------

           March 1, 1996     3,000                  $54,209


On May 2, 1996, Mr. Braddock was granted options to purchase 15,000 shares of Common Stock for an exercise price of $21.00 per share, in consideration for serving as Chairman of the Company's Board of Directors.

    On June 25, 1997, Mr. Barney exercised options to purchase the following numbers of shares of Common Stock at the following exercise prices:


           No. of Shares
           of Common Shares         Exercise Price Per Share
           ----------------         ------------------------

           77,100                   $0.60
           20,000                   $0.625
           32,000                   $1.25


Mr. Barney paid the aggregate exercise price of the shares of Common Stock listed above by delivering to the Company 11,000 shares of Common Stock, which was the number of shares of Common Stock with an aggregate fair market value on such date (at $8.375 per share) equal to the aggregate exercise price of the options exercised on such date.

Item 4.  Purpose of Transactions

    Each of LCO Investments and Mr. Braddock acquired voting control or dispositive power over the shares of Common Stock included by it in this Statement for investment. As described in Items 5 and 6 below, Mr. Barney, the Vice Chairman of the Board of Directors of the Company, granted to LCO the right to vote the shares of Common Stock beneficially owned by him in certain events. LCO Investments, Mr. Braddock and Mr. Barney thus formed a "group" as such term is defined in Rule 13d-1(f). ERSE Trust, CAP Advisers and Mr. Pilaro are members of the group by attribution, directly and indirectly, from LCO Investments. The inclusion of ERSE Trust, CAP Advisers and Mr. Pilaro shall not be construed as an admission that such parties are the beneficial owners of any securities covered by this Statement. The group has no plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except for the following:

    (i) Concurrent with the closing of the purchase by LCO Investments and Mr. Braddock of shares of Common Stock from the Company pursuant to the Purchase Agreement, (A) the number of directors comprising the Company's Board of Directors was increased to five, and (B) Mr. Braddock and Andrew Hofmeister were appointed as Directors of the Company. Mr. Braddock is one of the persons included in the group filing this Statement. On August 18, 1997, Mr. Pilaro was elected as a Director of the Company to replace Mr. Hofmeister. Mr. Pilaro was designated by LCO Investments. Mr. Barney, another person included in the group, continues to serve as a Director of the Company.

    (ii) Under the Purchase Agreement, LCO Investments and Mr. Braddock acquired from the Company options to purchase shares of the Company's Common Stock. LCO Investments acquired options to purchase 773,334 shares of Common Stock. Mr. Braddock acquired options to purchase 193,333 shares of Common Stock. Pursuant to the May 1997 Purchase Agreement, the exercise price of these options was reduced from $20.00 to $9.00 per share and such options became exercisable at any time until the close of business on March 31, 2006. Under the May 1997 Purchase Agreement, LCO Investments and Mr. Braddock also acquired from the Company new options to purchase shares of the Company's Common Stock at an exercise price of $9.00 per share. LCO Investments acquired options to purchase 400,000 shares of Common Stock. Mr. Braddock acquired options to purchase 100,000 shares of Common Stock. Such options are exercisable at any time until the close of business on May 1, 2007.

As described in Items 5 and 6 below, LCO Investments has the power to nominate two persons for election as members of the Company's Board of Directors, so long as it holds a requisite amount of the Company's Common Stock. By having the right to nominate candidates for election to the Company's Board, LCO Investments will have the power to influence the management, strategies and conduct of the business and affairs of the Company. So long as he is Chairman of the Board of Directors, Mr. Braddock will also have the power to exert such influence. So long as he is a Director, Mr. Pilaro will also have the power to exert such influence. So long as he is Vice Chairman of the Board of Directors, Mr. Barney will have the power to exert such influence. In addition to the foregoing, the group or any of its members may acquire additional shares of Common Stock or sell shares of Common Stock, from time to time, depending upon price and market conditions, evaluations of alternative investments and other factors.

Item 5.  Interest in Securities of the Issuer.

    (a) As of the date hereof, LCO Investments directly holds and beneficially owns 2,052,192 shares of Common Stock, which constitutes 29.7% of the 6,907,525 shares of Common Stock which are believed to be the total number of shares of Common Stock outstanding on the date hereof (which includes 1,173,334 shares subject to purchase within 60 days upon the exercise by LCO Investments of certain options and 100,000 shares subject to purchase within 60 days upon the exercise by Mr. Barney of certain options). LCO Investments is the direct beneficial owner of such shares. ERSE Trust (as the 100% owner of LCO Investments), CAP Advisers (as the sole trustee of ERSE Trust), and Mr. Pilaro (as the Chairman of CAP Advisers) are listed as beneficial owners of such shares for purposes of this Item 5 but do not hold any shares directly. The inclusion of ERSE Trust, CAP Advisers, and

Mr. Pilaro, however, shall not be construed as an admission that such parties are the beneficial owners of such shares. Mr. Braddock beneficially owns 478,047 shares of Common Stock which constitutes 8.0% of the 5,942,524 outstanding shares (which includes 308,333 shares subject to purchase within 60 days upon the exercise by Mr. Braddock of certain options). Mr. Barney beneficially owns 232,100 shares of Common Stock which constitutes 4.0% of the 5,734,191 outstanding shares (which includes 100,000 shares subject to purchase within 60 days upon the exercise by Mr. Barney of certain options). After eliminating shares under common beneficial ownership, the group owns an aggregate of 2,530,239 shares of Common Stock which constitutes 35.1% of the 7,215,858 shares outstanding (which includes the shares subject to purchase within 60 days upon the exercise by LCO Investments, Mr. Braddock or Mr. Barney of certain options).

    (b) Concurrent with the closing of the transactions under the Purchase Agreement, the number of directors of the Company was increased to five and Mr. Braddock and Mr. Hofmeister were appointed as Directors of the Company (each, an "LCO Director"). Mr. Pilaro was elected as a Director of the Company on August 18, 1997 to replace Mr. Hofmeister and is now an LCO Director. The Purchase Agreement provides that, in the event of the death, disability, legal incapacity, resignation or removal of an LCO Director, LCO shall have the exclusive right to designate a successor nominee for election as a Director, so long as two conditions are satisfied: (i) the purchasers of the 300,000 shares of Common Stock sold under the Purchase Agreement (the "Purchasers") and their respective permitted transferees (as provided therein) collectively are the beneficial owners of 5% or more of the issued and outstanding shares of Common Stock of the Company, and (ii) LCO Investments, or an affiliate or person controlled by or under common control with LCO Investments, is the beneficial owner of at least 5% of the Common Stock of the Company then held by the Purchasers and their respected permitted transferees under the Purchase Agreement. In determining the beneficial ownership of the Purchasers for such purpose, the shares of Common Stock issuable upon the exercise of the options purchased by the Purchasers under the Purchase Agreement shall be deemed to be issued and outstanding.

    In addition, as a condition to the closing under the Purchase Agreement, Mr. Barney delivered to LCO a proxy. Pursuant to this proxy, Mr. Barney appointed LCO his authorized agent and attorney-in-fact with full right and power to vote Mr. Barney's shares of Common Stock for a single purpose: the election as a Director of the Company of any LCO Director nominated in accordance with the Purchase Agreement. Such proxy is irrevocable until such time as Mr. Barney ceases to be an employee of the Company, LCO does not vote in favor of Mr. Barney for election as a Director of the Company, or either of the conditions (set forth in clauses (i) and (ii) of the preceding paragraph) shall cease to be satisfied. Mr. Barney has sole voting power over the shares of Common Stock held by him for all other purposes. For purposes of this Statement, Mr. Barney and LCO are deemed to have shared voting power with respect to the shares of Common Stock beneficially owned by Mr. Barney.

    Except as described above in this Item 5, no member of the group has delegated to any other member of the group voting or dispositive power over shares of the Company's Common Stock.

    The voting and dispositive power of each person listed in Item 5(a) is set forth in the following table. CAP Advisers (Dublin Branch) is the sole trustee of ERSE Trust, which wholly-owns LCO Investments. Mr. Pilaro is the Chairman of CAP Advisers. CAP Advisers, ERSE Trust and Mr. Pilaro are listed because of such relationships, although neither CAP Advisers, ERSE Trust nor Mr. Pilaro has a contractual or legal right to vote or dispose of any shares of Common Stock listed below. The inclusion of CAP Advisers, ERSE Trust and Mr. Pilaro should not be construed as an admission that any of such parties is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.


                       Sole          Shared         Sole           Shared
Name                   Vote          Vote        Disposition   Disposition
----                   ----          ------      -----------   -----------

LCO Investments        1,820,092     232,100     1,820,092        0
CAP Advisers           1,820,092     232,100     1,820,092        0
ERSE Trust             1,820,092     232,100     1,820,092        0
Richard S. Braddock      478,047           0       478,047        0
Lynn B. Barney                 0     232,100       232,100        0
Anthony M. Pilaro      1,820,092     232,100     1,820,092        0


The 1,820,092 shares of Common Stock listed in the above table for which LCO Investments, CAP Advisers, ERSE Trust and Anthony M. Pilaro have sole voting power and sole dispositive power includes 1,173,334 shares subject to purchase within 60 days upon the exercise by LCO Investments of certain options. The 232,100 shares of Common Stock listed in the above table for which LCO Investments, CAP Advisers, ERSE Trust, Mr. Pilaro and Mr. Barney have shared voting power and Mr. Barney has sole dispositive power includes 100,000 shares subject to purchase within 60 days upon the exercise by Mr. Barney of certain options. The 478,047 shares listed above with respect to Mr. Braddock includes 308,333 shares subject to purchase within 60 days upon the exercise by Mr. Braddock of certain options.

    (c) On April 1, 1996, LCO Investments and Mr. Braddock acquired shares of Common Stock pursuant to the Purchase Agreement. LCO Investment acquired 224,000 shares of Common Stock at $15.00 per share for an aggregate purchase price of $3,360,000. Mr. Braddock acquired 56,000 shares of Common Stock for
an aggregate purchase price of $840,000.   The options acquired by LCO
Investments and Mr. Braddock under the Purchase Agreement are exercisable at $9.00 per share. LCO Investments paid $373,333.65 for options to purchase an aggregate of 773,334 shares of Common Stock. Mr. Braddock paid $93,333.35 for options to purchase an aggregate of 193,333 shares of Common Stock. The sources of funds for such purchases were the capital funds of LCO Investments and the private funds of Mr. Braddock, respectively.

    On May 12, 1997, LCO Investments and Mr. Braddock acquired shares of Common Stock pursuant to the May 1997 Purchase Agreement. LCO Investments acquired 342,858 shares of Common Stock at $7.00 per share for an aggregate purchase price of $2,400,000. Mr. Braddock acquired 85,714 shares of Common
Stock for an aggregate purchase price of $600,000.   The options acquired by
LCO Investments and Mr. Braddock under the May 1997 Purchase Agreement are exercisable at $9.00 per share. LCO Investments was issued options to purchase an aggregate of 400,000 shares of Common Stock. Mr. Braddock was issued options to purchase an aggregate of 100,000 shares of Common Stock. The sources of funds for such purchases were the capital funds of LCO Investments and, with respect to Mr. Braddock, $300,000 of the private funds of Mr. Braddock and a $300,000 loan from Excimer Vision Leasing, Inc.

    On June 25, 1997, Mr. Barney exercised options to purchase the following number of shares of Common Stock at the following exercise prices:


    No. of Shares
    of Common Shares         Exercise Price Per Share
    ----------------         ------------------------

    77,100                   $0.60
    20,000                   $0.625
    32,000                   $1.25


Mr. Barney paid the aggregate exercise price of the shares of Common Stock listed above by delivering to the Company 11,000 shares of Common Stock, which was the number of shares of Common Stock with an aggregate fair market value on such date (at $8.375 per share) equal to the aggregate exercise price of the options exercised on such date.

    See Item 3 above for information regarding additional purchases of Common Stock by LCO Investments and Mr. Braddock.

    (d) No person other than LCO Investments (and, by attribution, ERSE Trust, CAP Advisers (Dublin Branch), and Mr. Pilaro) is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares of Common Stock and options acquired by LCO Investments under the Purchase Agreement, the May 1997 Purchase Agreement, and through open market and other purchases, except as described in Item 6 below with respect to Andrew Hofmeister.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer



    Except for the information set forth in Items 3, 4 and 5 of this Statement and as described below in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the persons named in Item 2 above or between such persons and any other person, with respect to the securities of the Company.

    Concurrently with the closing of the transactions under the Purchase Agreement, LCO Investments granted to Mr. Braddock an interest (the "Carried Interest") equal to 5% of any profits realized by LCO Investments pursuant to
(i) the 224,000 shares of Common Stock acquired by LCO Investments under the Purchase Agreement, (ii) the 773,334 shares of Common Stock subject to options acquired by LCO Investments under the Purchase Agreement, (iii) the aggregate of 50,000 shares of Common Stock acquired by LCO Investments through open market purchases on March 5 and 6, 1996, and (iv) any additional shares of Common Stock acquired by LCO Investments after April 1, 1996. The Carried Interest vests as follows: 20% on each April 1 from April 1, 1997 through and including April 1, 2001.

    On May 12, 1997, Excimer Vision Leasing, L.P. ("EVL") extended a $300,000 loan (the "Loan") to Mr. Braddock for purposes of providing a source of funds for the purchase by Mr. Braddock of a portion of the shares of Common Stock purchased by him under the May 1997 Purchase Agreement. As of the date hereof, the terms of the Loan have not been finalized.

    On October 7, 1996, LCO Investments entered into a Consultancy Agreement dated as of September 12, 1996 with Andrew Hofmeister. Mr. Hofmeister, then a director of the Company, was nominated by LCO Investments for election to the Board of Directors of the Company on April 1, 1996, concurrent with the closing of the purchase by LCO Investments and Richard S. Braddock of shares of Common Stock from the Company pursuant to the Purchase Agreement -- See
Item 4. Mr. Hofmeister was replaced as a Director of the Company on August 18, 1997. Pursuant to the Consultancy Agreement, Mr. Hofmeister agreed that, if elected, he would serve on the Board of Directors of the Company and any subsidiary thereof and perform such incidental services as LCO Investments might reasonably request. The Consultancy Agreement is terminable by either LCO Investments or Mr. Hofmeister on 30 days prior written notice to the other party.

    Pursuant to the Consultancy Agreement, LCO Investments granted to Mr. Hofmeister an interest (the "Hofmeister Carried Interest") equal to 1% of any profits realized by LCO Investments pursuant to (i) the 224,000 shares of Common Stock acquired by LCO Investments under the Purchase Agreement, (ii) the 773,334 shares of Common Stock subject to options acquired by LCO Investments under the Purchase Agreement, (iii) the aggregate of 50,000 shares of Common Stock acquired by LCO Investments through open market purchases on March 5 and 6, 1996, and (iv) any additional shares of Common Stock acquired by LCO Investments after April 1, 1996. The Hofmeister Carried Interest vests as follows: 20% on each April 1 from April 1, 1997 through and including April 1, 2001.

Item 7.  Material to be Filed as Exhibits.

    Exhibit A, previously filed, contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of LCO Investments.

    Exhibit B, previously filed, contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of CAP Advisers.

    Exhibit C, previously filed, contains the name, jurisdiction of organization, business address and present principal occupation of each trustee of ERSE Trust.

    Exhibit D, previously filed, is a Joint Filing Agreement among LCO Investments, Mr. Braddock and Mr. Barney (the "Initial Joint Filing Agreement").

    Exhibit E, previously filed, are the Power of Attorney and Authorizing Agreement appointing Craigh Leonard as Attorney-in-Fact and authorizing him to sign the Schedule 13D and all amendments thereto and to sign the Initial Joint Filing Agreement on behalf of LCO Investments.

    Exhibit F, previously filed, is the Purchase Agreement described in Items 3 and 5 above.

    Exhibit G, previously filed, is the Irrevocable Voting Proxy of Mr. Barney appointing LCO Investments.

    Exhibit H, previously filed, is a Joint Filing Agreement among LCO Investments, Mr. Braddock, Mr. Barney and Mr. Hofmeister (the "Amendment No. 1 Joint Filing Agreement").

    Exhibit I, previously filed, is the Authorizing Agreement authorizing Craigh Leonard as Attorney-in-Fact to sign the Amendment No. 1 Joint Filing Agreement on behalf of LCO Investments.

    Exhibit J, previously filed, is the Consultancy Agreement with Andrew Hofmeister described in Item 6 above.

    Exhibit K, previously filed, is a Joint Filing Agreement among LCO Investments, Mr. Braddock, Mr. Barney and Mr. Hofmeister (the "Amendment No. 2 Joint Filing Agreement").

    Exhibit L, previously filed,, is the Authorizing Agreement authorizing Craigh Leonard as Attorney-in-Fact to sign the Amendment No. 2 Joint Filing Agreement on behalf of LCO Investments.

    Exhibit M, previously filed, is the May 1997 Purchase Agreement described in Items 3 and 5 hereof.

    Exhibit N, which appears on pages 29 through 31 of this Amendment No. 3 to Schedule 13D, are the Powers of Attorney of ERSE Trust, CAP Advisers and Anthony M. Pilaro, respectively, authorizing Craigh Leonard, as
Attorney-in-Fact, to sign such Schedule 13D and all amendments thereto on behalf of such parties.

    Exhibit O, which appears on page 32 of this Amendment No. 3 to Schedule 13D, is the Authorizing Agreement authorizing Craigh Leonard, as
Attorney-in-Fact, to sign all joint filing agreements in connection with this Amendment No. 3 to Schedule 13D and any subsequent amendments to such Schedule on behalf of each of LCO Investments, ERSE Trust, CAP Advisers and Anthony M. Pilaro.

    Exhibit P, which appears on pages 33 through 34 of this Amendment No. 3, is a Joint Filing Agreement among LCO Investments, ERSE Trust, CAP Advisers, Richard S. Braddock, Lynn B. Barney and Anthony M. Pilaro.

                                 Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 18, 1997

                                       LCO INVESTMENTS LIMITED


                                       By:  /s/ Craigh Leonard
                                          ----------------------------------
                                            Craigh Leonard, Attorney-in-Fact


                                       THE ERSE TRUST


                                       By:  /s/ Craigh Leonard
                                          ----------------------------------
                                            Craigh Leonard, Attorney-in-Fact


                                       CAP ADVISERS LIMITED


                                        By:  /s/ Craigh Leonard
                                          ----------------------------------
                                            Craigh Leonard, Attorney-in-Fact


                                           /s/ Richard S. Braddock
                                          ----------------------------------
                                              Richard S. Braddock

                                          /s/ Lynn B. Barney
                                          ----------------------------------
                                             Lynn B. Barney


                                          /s/ Craigh Leonard
                                          ----------------------------------
                                            Anthony M. Pilaro, by
                                            Craigh Leonard, Attorney-in-Fact